Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-199078 on Form S-8 and Registration Statement No. 333-224580 on Form S-3 of our reports dated August 13, 2019, relating to the consolidated financial statements and financial statement schedule of CDK Global, Inc. (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s adoption of Financial Accounting Standards Board Accounting Standards Codification 606, Revenue from Contracts with Customers) and the effectiveness of CDK Global, Inc.'s internal control over financial reporting, appearing in this Annual Report on Form 10-K of CDK Global, Inc. for the year ended June 30, 2019.

/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois
August 13, 2019